EXHIBIT 99.1
                                                                    ------------



PricewaterhouseCoopers LLP


                                                    PRICEWATERHOUSECOOPERS LLP
                                                    CHARTERED ACCOUNTANTS
                                                    111 - 5 th Avenue SW
                                                    Suite 3100
                                                    Calgary, Alberta
                                                    Canada T2P 5L3
                                                    Telephone +1 (403) 509 7500
                                                    Facsimile +1 (403) 781 1825
                                                    Direct Tel. (403) 509-7500
                                                    Direct Fax (403) 781-1825

                               EnCana Corporation
                    (formerly PanCanadian Energy Corporation)
              Unaudited Pro Forma Consolidated Financial Statements
                               Compilation Report

To the Directors of EnCana Corporation


We have reviewed, as to compilation only, the accompanying unaudited Pro Forma Consolidated Statements of Earnings and Cash Flow from Operations for the year ended December 31, 2002. In our opinion, the unaudited Pro Forma Consolidated Statements of Earnings and Cash Flow from Operations have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

(signed) "PricewaterhouseCoopers LLP"


Chartered Accountants
Calgary, Alberta, Canada
February 7, 2003



            Comments for United States Readers on Differences Between
                 Canadian and United States Reporting Standards

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of Pro Forma Financial Statements. United States standards do not provide for the expression of an opinion on the compilation of Pro Forma Financial Statements. To report in conformity with United States standards on the reasonableness of pro forma adjustments and their application to the Pro Forma Financial Statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited Pro Forma Consolidated Statements of Earnings and Cash Flow from Operations.

(signed) "PricewaterhouseCoopers LLP"


Chartered Accountants
Calgary, Alberta, Canada
February 7, 2003


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.